CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

CANOPY GROWTH ANNOUNCES CLINICAL TRIAL APPROVAL FOR THE USE OF CANNABIS TO TREAT ANXIETY IN CERTAIN ANIMALS

August 8, 2018

TORONTO & SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED, NYSE: CGC) (“Canopy Growth” or the “Company”) and its wholly owned subsidiary, Canopy Health Innovations Inc. (“Canopy Health” or “CHI”) is pleased to announce that approval has been received from the Veterinary Drug Directorate of Health Canada to research the effectiveness of cannabidiol (“CBD”) to treat anxiety in certain animals. The research will be conducted by Canopy Animal Health (“CAH”), a division of Canopy Health which focuses on developing cannabis-based healthcare products for companion animals.

The approval comes in the form of a No Objection Letter for the use of a proprietary CBD enriched oil formulation, previously administered in preclinical dosing and safety studies, as a potential therapy for anxiety. The CBD formulation will be produced by Canopy Growth in its GMP-certified production facility in Smiths Falls, Ontario.

“Our passion to create safe and effective products for animals is driven by the love we share for our pets,” commented Marc Wayne, Managing Director, Canopy Health Innovations. “The use of natural-occurring cannabinoids as a therapy for companion animals is a logical new forefront of medical discovery and the research we are working on at CAH is world leading. These trial approvals mark a significant milestone on the journey of making cannabis-based drugs accepted and recommended by veterinarians.”

Canopy Animal Health, the global leader in cannabinoid science for pets, continues to build a strong portfolio of safety and dosing data for certain animals which it plans to share with the veterinary community and pet owners, through publications and scientific conferences.

Canopy Health continues to focus on the robust research and development of innovative cannabis-related products. Recently, it was announced that Canopy Growth had acquired the remaining unowned interest in Canopy Health, a move that will further accelerate CHI’s efforts to research effective cannabis formulations and dose delivery systems for human and animals.

Here’s to Future Growth (and to helping our pets!)

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@canopygrowth.com

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. Canopy Growth has operations in 10 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its fully owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Canopy Health Innovations

Canopy Health Innovations (Canopy Health) operates as an affiliated research arm of Canopy Growth Corporation and its subsidiaries. Canopy Health is owned fully by Canopy Growth and its business model is to engage simultaneously in numerous research areas, with a strict focus on the creation and enhancement of intellectual property, which is then retained exclusively on a first-priority basis. Canopy Health is focused on providing more in depth and advanced understanding of the cannabis plant and the potential medical uses for both humans and animals. This, combined with a more favourable regulatory system, and a global paradigm shift towards the normalization of cannabis, positions Canopy Health as an ideal company to conduct research, and develop safe, effective, natural medicines derived from cannabis.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include: “The research will be conducted by Canopy Animal Health”, “The CBD oil will be produced by Canopy Growth in its GMP-certified production facility in Smiths Falls, Ontario”, and “will enable Canopy Health to continue building a strong portfolio of safety and dosing data”. Canopy Growth’s ability to realize the anticipated benefits from the acquisition of CHI and CAH is subject to a number of factors, many of which are outside the control of Canopy Growth, and some of the anticipated benefits may not come to fruition. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.